EXHIBIT 99.2
                     ARAMEX ANNOUNCES SECOND QUARTER RESULTS
                               OF $0.16 PER SHARE


August 14, 1997, Amman, Jordan -- Aramex International Limited ("Aramex") (Nasdaq NM symbol: ARMXF), the international express and freight forwarding company specializing in the Middle East & Indian Sub-Continent regions announced record results for its second quarter ending June 30, 1997 of net income of US$0.72 million, or US$0.16 per share, on revenues of US$15.6 million.

"We have met our targets for net earnings and revenue growth. This is the second quarter in a row that we have posted record results. Our year-to-date performance positions us for growth opportunities in the markets we serve and those we plan to enter," commented Mr. William Kingson, Chairman of Aramex.

"Our growth is attributable to two important factors: the strong economic performance of the Arabian Gulf countries, especially Saudi Arabia and the UAE and Aramex's aggressive marketing efforts which have increased our market share in retail express and freight forwarding," added Fadi Ghandour, Aramex's President & Chief Executive Officer.

Results for the three months ended June 30, 1997 versus the three months ended June 30,1996.

The Company's revenues increased approximately 30% to US$15.6 million in the second quarter of 1997 from $12.0 million in the same period of 1996. Net income increased approximately 67% to $0.72 million in 1997 from $0.43 million in the same period of 1996. Earnings per share increased by 14% to $0.16 per share in the second quarter of 1997 from $0.14 per share in same period of 1996.

Aramex's express revenue increased approximately 24% to $8.9 million in the second quarter of 1997 from $7.2 million in the same period in 1996, primarily as a result of increased business in the Arabian Gulf particularly Dubai and Saudi Arabia, as well as from growth in wholesale business from Asia. For the period in question, retail express revenues increased approximately 28% and wholesale express revenues increased approximately 19% from the prior comparable period.

Aramex's freight forwarding revenue increased by approximately 54% to $5.3 million in the second quarter of 1997, from $3.4 million in the same period of 1996. This increase was primarily as a result of the very healthy economic activity in the Gulf region in general. "In Jordan, where Aramex continues to be one of the leading freight forwarders, we have won the highest productivity awards from the major airlines of the region such as Royal Jordanian, Gulf Air and Emirates Airlines," Mr. Ghandour noted.


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Revenues from the Company's Middle East Direct ("MED") mail order catalog service were $0.35 million for the second quarter of 1997. Domestic revenues were $0.84 million in the second quarter of 1997. Other revenues were $0.28 million in the second quarter of 1997.

"We are very pleased with the steady growth of our MED business which we commenced in January 1996. We have been able to set up our six Shop the World Catalog Centers at minimal costs and ship orders to our customers through our pre-existing delivery system," Mr. Kingson commented.

Increases in revenues were partially offset by increases in shipping and operating expenses. Shipping costs increased by approximately 32% to $8.2 million in the second quarter of 1997 from $6.2 million for the comparable 1996 period. As a percentage of revenues, shipping costs increased to 53% in the second quarter of 1997 compared to 52% for the comparable 1996 period. Operating expenses increased approximately 11% in the second quarter of 1997 to approximately $2.5 million from approximately $2.3 million in the same period 1996, primarily as a result of the hiring of new employees to service the Company's increased business, particularly in Saudi Arabia. As a percentage of revenues, operating expenses decreased to 16% in the second quarter of 1997 compared to 19% for the comparable 1996 period. Selling, general and administrative expenses increased 43% in the second quarter of 1997 to approximately $4.2 million from approximately $2.9 million in the same period 1996. As a percentage of revenues, selling, general and administrative expenses increased to 27% in the second quarter of 1997 compared to 24% for the comparable 1996 period.

Results for the six months ended June 30, 1997 versus the six months ended June 30, 1996.

Revenues increased by approximately 33% for the six months ending June 30, 1997 to approximately $30.2 million from $22.8 million in the same period of 1996. Net income also increased by approximately 72% for the first six months of 1997 to approximately $1.4 million from $0.8 million for the same period in 1996. Earnings per share increased in the first six months of 1997 by approximately 24% to $0.31 per share from $0.25 for the same period in 1996.

Aramex's express revenue increased approximately 22% to $16.9 million in the first six months of 1997 from $13.9 million in the same period in 1996. For the period in question, retail express revenues increased approximately 26% and wholesale express revenues increased 18% from the comparable prior period. Freight forwarding revenue increased by approximately 51% to $9.9 million in the first six months of 1997, from $6.6 million in the same period of 1996.

Revenues from the Company's Middle East Direct ("MED") mail order catalog service were $0.70 million for the first six months of 1997. Domestic revenues were US$1.6 million in the first six months of 1997. Other revenues were US$1.0 million in the first six months of 1997.

Shipping costs increased by 39% to approximately $16.2 million in the first six months of 1997 from $11.7 million for the comparable 1996 period. As a

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percentage of revenues, shipping costs increased to 54% in the first six months of 1997 compared to 51% for the comparable 1996 period. Operating expenses increased 23% in the first six months of 1997 to approximately $5.2 million from approximately $4.2 million in the same period 1996. As a percentage of revenues, operating expenses decreased to 17% in the first six months of 1997 compared to 19% for the comparable 1996 period. Selling, general and administrative expenses increased 27% in the first six months of 1997 to approximately $7.4 million from approximately $5.9 million in the same period 1996. As a percentage of revenues, selling, general and administrative expenses decreased to 25% in the first six months of 1997 compared to 26% for the comparable 1996 period.

"I am especially pleased by the excellent growth in the first six months of 1997. This growth demonstrates that our multi-modal one-stop-shop strategy is accepted by our clients and the market." Mr. Ghandour noted.

ARAMEX currently operates 57 offices and facilities in 31 countries, providing express delivery and freight forwarding services from its main hubs in Dubai, London, New York and Amman primarily to, from and within destinations in the Middle East and the Indian Sub-Continent. Aramex also holds a majority interest in a direct marketing and mail order catalog service located in the Middle East.

Certain of statements contained in this press release may be deemed forward looking statements. Such statements, and other matters addressed in this press release, involve a number of risks and uncertainties. Among the factors that could cause actual plans to differ materially from these statements and other matters are the risks and other factors detailed, from time to time, in the Company's reports with the U.S. Securities and Exchange Commission.

For further information please contact: Fadi Ghandour, 011-962-6-5538761, or fax, 011-962-6-5537451; or William Kingson, (212) 752-5660, or fax, (212)
308-3938, both of Aramex International Limited.

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                          ARAMEX INTERNATIONAL LIMITED
                   Consolidated Comparative Income Statements
                 for the Six Months Ended June 30, 1997 and 1996
                         (In Thousands of U.S. Dollars)



                                           Un-Audited             Un-Audited
                                        Six months ended       Six months ended
                                          June 30, 1997         June 30, 1996

Retail Express                                 9,535                7,578
Wholesale Express                              7,447                6,307
Total Courier Revenue                         16,982               13,885
Freight Forwarding                             9,871                6,558
MED                                              694                  -
Domestic                                       1,638                1,357
Other                                          1,042                  961
Total Revenue                                 30,227               22,761

Outbound Cost of Services                      6,779                5,194
Inbound Cost of Services                         699                  780
Freight Forwarding                             7,592                4,999
MED                                              440                  -
Domestic                                         250                  228
Other                                            470                  489
Total Cost of Services                        16,230               11,690
Gross Profit                                  13,997               11,071

Operating Expenses                             5,191                4,220
Selling Expenses                               2,027                1,712
General & Administration                       5,418                4,147
Total Overheads                               12,636               10,079
Operating Net Profit                           1,361                  992
Other Income (Expenses)                           89                  (18)
Net Profit Before Tax                          1,450                  974
Provision of Income Tax                           78                   81
Minority Interest                                 15                  106
Net Income                                     1,357                  787
Earnings per share                              0.31                 0.25
Weighted average number of shares
 outstanding                               4,363,390            3,125,000


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                          ARAMEX INTERNATIONAL LIMITED
                   Consolidated Comparative Income Statements
                for the Three Months Ended June 30, 1997 and 1996
                         (In Thousands of U.S. Dollars)


                                                Un-Audited         Un-Audited
                                              3 months ended     3 months ended
                                               June 30, 1997     June 30, 1996

Retail Express                                    5,084                3,972
Wholesale Express                                 3,780                3,184
Total Courier Revenue                             8,864                7,156
Freight Forwarding                                5,295                3,437
MED                                                 352                  -
Domestic                                            844                  778
Other                                               275                  620
Total Revenue                                    15,630               11,991

Outbound Cost of Services                         3,493                2,741
Inbound Cost of Services                            374                  465
Freight Forwarding                                4,082                2,597
MED                                                 211                  -
Domestic                                            103                  157
Other                                               (33)                 281
Total Cost of Services                            8,230                6,241
Gross Profit                                      7,400                5,760

Operating Expenses                                2,509                2,258
Selling Expenses                                  1,250                  875
General & Administration                          2,922                2,050
Total Overheads                                   6,681                5,183
Operating Net Profit                                719                  567
Other Income (Expenses)                              29                   (4)
Net Profit Before Tax                               748                  562
Provision of Income Tax                              34                   56
Minority Interest                                    (8)                  74
Net Income                                          722                  432
Earnings per share                                $0.16                $0.14
Weighted average number of shares
 outstanding                                  4,429,688            3,125,000